Exhibit (a)(3)

SAN FRANCISCO, July 9, 2003/PRNewswire/ - Affiliates of Sutter Capital Management, LLC today offered to acquire 100% of the outstanding Convertible Subordinated Notes of Allied Riser Communications Corp., a wholly owned subsidiary of Cogent Communications, Inc., (AMEX: "COI") for $80.00 per Note. A copy of the offer may be obtained from the SEC's website at www.edgar.sec.gov, or from Sutter by calling 415 788-1441 or emailing karen@suttercapital.com

This announcement is neither an offer to buy nor a solicitation of an offer to sell Notes. The Offer is being made solely by the formal Offer to Purchase and is not being made to, nor will tenders be accepted from or on behalf of, Noteholders residing in any jurisdiction in which making or accepting the Offer would violate that jurisdiction's laws. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser only by one or more registered dealers licensed under the laws of such jurisdiction.


                      NOTICE OF OFFER TO PURCHASE FOR CASH:

  Any and all Convertible Subordinated 7.5% Notes due 2007 (CUSIP#019 496 AB4)
                                       of
    ALLIED RISER COMMUNICATIONS CORP., a Delaware corporation (the "Company")
                          at a price of $80.00 per Note
                                       by
                   SCM ACQUISITION FUND, LLC (the "Purchaser")

The Purchaser is offering to purchase for cash any and all Convertible Subordinated 7.5% Notes due 2007, PAR VALUE $1,000 (the "Notes") of the Company, at a price of $80.00 per Note upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase and in the related Letter of Transmittal for the offer (which together constitute the "Offer" and the "Tender Offer Documents").

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, PACIFIC DAYLIGHT TIME, ON AUGUST 15, 2003, UNLESS THE OFFER IS EXTENDED.

Funding for the purchase of the Notes will be provided through the Purchaser' existing working capital and members' capital contributions. The Offer is not made for the purpose of acquiring or influencing control of the business of the issuer. The Offer will expire at 12:00 midnight, Pacific Standard Time on August 15, 2003, unless and until Purchaser, in its sole discretion, shall have extended the period of time for which the Offer is open (such date and time, as extended the "Expiration Date"). The Purchaser will not provide a subsequent offering period following the Expiration Date. If the Purchaser makes a material change in the terms of the Offer, or if they waive a material condition to the Offer, Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The minimum period during which the Offer must remain open following any material change in the terms of the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances including the materiality of the change with respect to a change in price or, subject to certain limitations, or a change in the percentage of securities ought. A minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to Noteholders. Accordingly, if prior to the Expiration Date, the Purchaser increases (other than increases of not more than two percent of the outstanding Notes) or decreases the number of Notes being sought, or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of such increase or decrease is first published, sent or given to Noteholders, the Offer will be extended at least until the expiration of such ten business days. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Pacific Standard Time. In all cases payment for the Notes purchased pursuant to the Offer will be made only after timely receipt of the Letters of Transmittal (or facsimiles thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by such Letters of Transmittal.

Tenders of Notes made pursuant to the Offer is irrevocable, except that Noteholders who tender their Notes in response to the Offer will have the right to withdraw their tendered Notes at any time prior to the Expiration Date by sending to Purchaser a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Notes to be withdrawn, signed by the same persons and in the same manner as the Letter of Transmittal tendering the Notes to be withdrawn. In addition, tendered Notes may be withdrawn at any time on or after August 15, 2003, unless the tender has theretofore been accepted for payment as provided above. The terms of the Offer are more fully set forth in the formal Tender Offer Documents which are available from Purchaser at the Purchaser' expense. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference. The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.

The Tender Offer Documents may be obtained by written request to Purchaser or as set forth below. A request has been made to the Company pursuant to Rule 14d-5 under the Exchange Act for the use of its list of Noteholders for the purpose of disseminating the Offer to Noteholders. Upon compliance by the Company with such request, the Tender Offer Documents and, if required, other relevant materials will be mailed at the Purchaser's expense to record holders of Notes, brokers, banks and similar persons whose names appear or whose nominee appears on the list of securities holders, or persons who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Notes.

For Copies of the Tender Offer Documents Call Purchaser at 415-788-1441, or Make a Written Request Addressed to Sutter Capital Management, LLC, 150 Post Street, Suite 405, San Francisco, California 94108, Facsimile: (415) 788-1515


                                  July 9, 2003